August 24, 2007

Mail Stop 4561

Mr. Dwight O. Seegmiller
Director, President and Chief Executive Officer
Hills Bancorporation
131 Main Street
Hills, Iowa 52235

Re: Hills Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-Q for Fiscal Quarters Ended
March 31, 2007 and June 30, 2007
File Number: 000-12668

Dear Mr. Seegmiller:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief